UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2013

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2013

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
REVENUES (note 8)	222,412	224,158	434,524	451,506

OPERATING EXPENSES
Voyage expenses	23,273	33,697	46,221	63,214
Vessel operating expenses (note 8)	86,519	76,398	163,843	153,258
Time-charter hire expense	14,093	12,969	28,870	26,586
Depreciation and amortization	50,265	48,387	94,775	96,391
General and administrative (notes 8, 9, and 14)	10,417	8,706	20,807	17,630
Write-down of vessel (note 15)	—	1,048	—	1,048
Restructuring charge (note 7)	1,395	—	2,054	—

Total operating expenses	185,962	181,205	356,570	358,127

Income from vessel operations	36,450	42,953	77,954	93,379

OTHER ITEMS
Interest expense (notes 6 and 8)	(16,035)	(12,267)	(27,663)	(24,782)
Interest income (note 8)	1,465	138	1,660	350
Realized and unrealized gains (losses) on non-designated derivative instruments (note 9)	33,901	(60,317)	32,824	(44,078)
Equity income	1,598	—	1,598	—
Foreign currency exchange gain (loss) (note 9)	3,555	888	(83)	(1,872)
Loss on bond repurchase (note 6)	—	—	(1,759)	—
Other income (expense) – net	260	(119)	574	1,278

Total other items	24,744	(71,677)	7,151	(69,104)

Income (loss) from continuing operations before income tax (expense) recovery	61,194	(28,724)	85,105	24,275
Income tax (expense) recovery (note 10)	(456)	1,946	(222)	461

Net income (loss) from continuing operations	60,738	(26,778)	84,883	24,736
Net (loss) income from discontinued operations (notes 8 and 15)	(2,134)	15,149	(4,309)	18,238

Net income (loss)	58,604	(11,629)	80,574	42,974

Non-controlling interests in net income (loss) from continuing operations	3,274	499	5,051	2,468
Non-controlling interests in net income (loss)	3,274	499	5,051	2,468
Dropdown Predecessor’s interest in net income (loss) (note 2)	(2,225)	—	(2,225)	—
General Partner’s interest in net income (loss) from continuing operations	3,980	4,067	7,383	6,943
General Partner’s interest in net (loss) income from discontinued operations	(147)	(2,259)	(477)	(2,080)
General Partner’s interest in net income (loss)	3,833	1,808	6,906	4,863
Limited partners’ interest in net income (loss) from continuing operations	53,896	(31,344)	72,861	15,325
Limited partners’ interest in net income (loss) from continuing operations per common unit – basic (note 13)	0.65	(0.44)	0.89	0.22
Limited partners’ interest in net income (loss) from continuing operations per common unit – diluted (note 13)	0.65	(0.44)	0.89	0.22
Limited partners’ interest in net (loss) income from discontinued operations	(1,987)	17,408	(3,832)	20,318
Limited partners’ interest in net (loss) income from discontinued operations per common unit – basic (note 13)	(0.02)	0.25	(0.05)	0.29
Limited partners’ interest in net (loss) income from discontinued operations per common unit – diluted (note 13)	(0.02)	0.25	(0.05)	0.29
Limited partners’ interest in net income (loss)	51,909	(13,936)	69,029	35,643
Limited partners’ interest in net income (loss) per common unit – basic (note 13)	0.63	(0.20)	0.85	0.50
Limited partners’ interest in net income (loss) per common unit – diluted (note 13)	0.63	(0.20)	0.85	0.50

Weighted-average number of common units – basic	82,726,359	70,626,554	81,423,123	70,626,554
Weighted-average number of common units – diluted	82,742,751	70,626,554	81,432,027	70,626,554

Cash distributions declared per unit	0.5253	0.5125	1.0506	1.0125
Related party transactions (note 8)

The accompanying notes are an integral part of the unaudited consolidated financial statements

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
Net income (loss)	58,604	(11,629)	80,574	42,974

Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments (note 9)	—	(653)	6	336
Realized net (gain) loss on qualifying cash flow hedging instruments (note 9)	—	(86)	52	(266)

Other comprehensive (loss) income	—	(739)	58	70

Comprehensive income (loss)	58,604	(12,368)	80,632	43,044

Non-controlling interests in comprehensive income (loss)	3,274	499	5,051	2,468
Dropdown Predecessor’s interest in comprehensive (loss) income (note 2)	(2,225)	—	(2,225)	—
Partners’ interest in comprehensive income (loss)	57,555	(12,867)	77,806	40,576

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	June 30, 2013	December 31, 2012
	$	$
ASSETS
Current
Cash and cash equivalents	163,744	206,339
Accounts receivable, including non-trade of $52,590 (December 31, 2012 – $7,714) (notes 9 and 11a)	176,189	91,879
Vessels held for sale (notes 3a and 15)	6,800	13,250
Net investments in direct financing leases – current	5,628	5,647
Prepaid expenses	30,461	29,384
Due from affiliates (note 8b)	25,665	29,682
Current portion of derivative instruments (note 9)	546	12,398
Other current assets	—	8

Total current assets	409,033	388,587

Vessels and equipment
At cost, less accumulated depreciation of $1,124,868 (December 31, 2012 – $1,080,558)	2,935,389	2,327,337
Advances on newbuilding contracts	82,499	127,286
Investment in and advances to joint venture (notes 5 and 8d)	62,880	—
Net investments in direct financing leases	24,634	27,568
Derivative instruments (note 9)	9,398	2,913
Deferred income tax	10,824	8,948
Other assets	36,008	28,112
Intangible assets – net	12,952	15,527
Goodwill – shuttle tanker segment	127,113	127,113

Total assets	3,710,730	3,053,391

LIABILITIES AND EQUITY
Current
Accounts payable	23,580	15,220
Accrued liabilities (notes 7, 9 and 11a)	154,188	84,349
Due to affiliates (note 8b)	97,192	47,810
Current portion of long-term debt (note 6)	288,690	248,385
Current portion of derivative instruments (note 9)	89,111	47,748
Current portion of in-process revenue contracts	12,744	12,744

Total current liabilities	665,505	456,256

Long-term debt (note 6)	1,895,628	1,521,247
Derivative instruments (note 9)	137,999	213,731
In-process revenue contracts	95,009	101,294
Other long-term liabilities	37,072	26,819

Total liabilities	2,831,213	2,319,347

Commitments and contingencies (notes 6, 9 and 11)

Redeemable non-controlling interest (note 11b)	28,357	28,815

Equity
Limited partners – common units (83.7 and 80.1 million units issued and outstanding at June 30, 2013 and December 31, 2012, respectively)	634,949	640,990
Limited partners – preferred units (6.0 and nil million units issued and outstanding at June 30, 2013 and December 31, 2012, respectively)	144,921	—
General Partner	20,366	20,162
Accumulated other comprehensive loss	—	(58)

Partners’ equity	800,236	661,094

Non-controlling interests	50,924	44,135

Total equity	851,160	705,229

Total liabilities and total equity	3,710,730	3,053,391

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2013	2012
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	80,574	42,974
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 9)	(32,927)	19,499
Equity income	(1,598)	—
Depreciation and amortization	96,011	99,614
Write-down and loss on sale of vessels (note 15)	19,029	3,269
Deferred income tax (recovery) expense (note 10)	(62)	91
Foreign currency exchange gain and other	(36,098)	(7,543)
Change in non-cash working capital items related to operating activities	6,919	(23,056)
Expenditures for dry docking	(7,656)	(8,619)

Net operating cash flow	124,192	126,229

FINANCING ACTIVITIES
Proceeds from long-term debt	736,725	265,053
Scheduled repayments of long-term debt	(97,215)	(95,032)
Prepayments of long-term debt	(424,152)	(203,273)
Debt issuance costs	(10,126)	(4,362)
Equity contribution from Teekay Corporation to Dropdown Predecessor	5,596	—
Purchase of Voyageur LLC from Teekay Corporation (net of cash acquired of $0.9 million) (note 8c)	(252,086)	—
Equity contribution from joint venture partner	1,500	1,000
Proceeds from issuance of common units (note 13)	65,067	—
Proceeds from issuance of preferred units (note 13)	150,000	—
Expenses relating to equity offerings	(5,385)	(117)
Cash distributions paid by the Partnership	(90,972)	(76,779)
Cash distributions paid by subsidiaries to non-controlling interests	(280)	(5,657)

Net financing cash flow	78,672	(119,167)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(216,242)	(26,148)
Purchase of equity investment in Itajai FPSO joint venture (net of cash acquired of $1.3 million) (note 8d)	(52,520)	—
Proceeds from sale of vessels and equipment	20,350	9,485
Direct financing lease payments received	2,953	9,129

Net investing cash flow	(245,459)	(7,534)

Decrease in cash and cash equivalents	(42,595)	(472)
Cash and cash equivalents, beginning of the period	206,339	179,934

Cash and cash equivalents, end of the period	163,744	179,462

Supplemental cash flow disclosure (note 12)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
		Limited Partners					Accumulated Other			Redeemable
			Common
	Dropdown		Units and				Comprehensive	Non-		Non-
	Predecessor	Common	Additional	Preferred		General	Income (Loss)	controlling	Total	controlling
	Equity	Units	Paid-in Capital	Units		Partner	(Note 9)	Interests	Equity	Interest
	$	#	$	#	$	$	$	$	$	$
Balance as at December 31, 2012	—	80,106	640,990	—	—	20,162	(58)	44,135	705,229	28,815

Net income (loss)	(2,225)	—	70,842	—	—	6,906	—	5,051	80,574	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	458	458	(458)
Other comprehensive income (note 9)		—	—	—	—	—	58	—	58	—
Cash distributions	—	—	(84,213)	—	—	(6,759)	—	—	(90,972)	—
Distribution of capital to joint venture partner	—	—	—	—	—	—	—	(220)	(220)	—
Contribution of capital from joint venture partner	—	—	—	—	—	—	—	1,500	1,500	—
Equity based compensation (note 14)	—	—	478	—	—	—	—	—	478	—
Proceeds from equity offerings, net of offering costs (note 13)	—	2,147	62,661	6,000	144,921	2,100	—	—	209,682	—
Distribution of capital to Teekay Corporation related to acquisition of equity investment in Itajai FPSO joint venture (note 8d)	—	—	(6,459)	—	—	(131)	—	—	(6,590)	—
Purchase of Voyageur LLC from Teekay Corporation (notes 2 and 8c)	(201,752)	—	(93,618)	—	—	(1,912)	—	—	(297,282)	—
Net proceeds from equity offering to Teekay Corporation for purchase of Voyageur LLC (notes 2 and 8c)	—	1,447	44,268	—	—	—	—	—	44,268	—
Net change in Teekay Corporation’s equity in Dropdown Predecessor (notes 2 and 8c)	203,977	—	—	—	—	—	—	—	203,977	—

Balance as at June 30, 2013	—	83,700	634,949	6,000	144,921	20,366	—	50,924	851,160	28,357

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2012, which are included in the Partnership’s Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.

In order to more closely align the Partnership’s presentation to many of its peers, the cost of ship management services of $8.6 million and $17.7 million for the three and six months ended June 30, 2013, respectively, have been presented in vessel operating expenses with effect from January 1, 2013 in the Partnership’s consolidated statements of income (loss). Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amount reclassified for the three and six months ended June 30, 2012 was $9.3 million and $19.3 million, respectively.

2.	Dropdown Predecessor

On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit, a floating, production, storage and off-loading (or FPSO) unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK E&P Limited (or E.ON), for an original purchase price of $540.0 million that was effectively reduced to $527.3 million as at June 30, 2013 (see note 8c). The Partnership has accounted for this acquisition as a transfer of a business between entities under common control. The method of accounting for such transfer is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the Voyageur Spirit were both under the common control of Teekay Corporation and had begun operations.

As a result, the Partnership’s consolidated statements of income and cash flows for the three and six months ended June 30, 2013 reflect this unit and its results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired it when it began operations under the control of Teekay Corporation on April 13, 2013. The effect of adjusting the Partnership’s financial statements to retrospectively account for the common control exchange for the period April 13, 2013 to May 2, 2013 decreased the Partnership’s net income and comprehensive income by $2.2 million for the three and six months ended June 30, 2013.

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

			June 30, 2013		December 31, 2012
			Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
	Fair Value Hierarchy Level

			$	$	$	$
Recurring:
Cash and cash equivalents	Level 1		163,744	163,744	206,339	206,339
Contingent consideration	Level 3		(5,891)	(5,891)	(5,681)	(5,681)
Derivative instruments (note 9)
Interest rate swap agreements	Level 2		(202,807)	(202,807)	(270,731)	(270,731)
Cross currency swap agreements	Level 2		(21,552)	(21,552)	13,435	13,435
Foreign currency forward contracts	Level 2		(1,954)	(1,954)	2,153	2,153

Non-Recurring:
Vessels held for sale	Level 2		6,800	6,800	13,250	13,250
Vessels and equipment	Level 3		—	—	17,979	17,979

Other:
Advances to equity accounted joint venture (note 5)	(i	)	29,948	(i )	—	—
Long-term debt - public (note 6)	Level 1		(347,864)	(351,956)	(215,641)	(221,086)
Long-term debt - non-public (note 6)	Level 2		(1,836,454)	(1,766,904)	(1,553,991)	(1,452,136)

(i)	The advances to equity accounted joint venture together with the Partnership’s equity investment in the joint venture form the net aggregate carrying value of the Partnership’s interest in the joint venture in these consolidated financial statements. The fair value of the individual components of such aggregate interest is not determinable.

Contingent consideration liability - On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to an adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. The fair value of the liability is the estimated amount that the Partnership would pay Teekay Corporation on September 30, 2012 and 2013, taking into account the Partnership’s secured contracts, new projects, and forecasted revenues. The estimated of the contingent consideration liability amount included above is the present value of the remaining future cash flows associated with the October 1, 2013 payment.

Changes in fair value during the three and six months ended June 30, 2013 and 2012, for the Partnership’s contingent consideration liability, relating to the acquisition of the Scott Spirit, that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$
Balance at beginning of period	(5,784)	(10,348)	(5,681)	(10,894)
Unrealized (loss) gain included in Other income (expense) – net	(107)	(342)	(210)	204

Balance at end of period	(5,891)	(10,690)	(5,891)	(10,690)

The estimated fair value of the Partnership’s contingent consideration liability is based in part upon the Partnership’s projection of incremental revenue secured during the period from September 1, 2011 to October 1, 2013, based primarily on the estimated number of new ship days, the daily rate for those new ship days, pursuant to new contracts, and the change in rate on existing ship days. The estimated fair value of the consideration liability as of June 30, 2013 is based upon estimated new ship days of 198 days (219 days – December 31, 2012) at an average daily hire rate of $59,888 ($59,255 – December 31, 2012) and a net increase in the daily rate of $15,532 ($15,532 – December 31, 2012) for 365 (365 – December 31, 2012) existing ship days. In developing and evaluating these estimates, the Partnership has used the actual number of new ship days and corresponding daily hire rate for the period subsequent to September 30, 2011, but prior to the date of valuation, forecasts for future periods and probabilities of such results, as well as the minimum (zero) and maximum ($12.0 million) payout amount as provided for in the contingent consideration formula. A different number of days, average daily hire rates, or probability of achieving these days and average daily hire rate, would result in a lower fair value liability. On October 1, 2012, the Partnership paid a portion of the liability, which at the repayment date was $5.9 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

b)	Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	June 30, 2013 $	December 31, 2012 $
Direct financing leases	Payment activity	Performing	30,262	33,215
Other receivables:
Advances to equity accounted joint venture (note 5)	Other internal metrics	Performing	29,948	—

			60,210	33,215

4.	Segment Reporting

The following tables include results for the Partnership’s shuttle tanker segment, FPSO unit segment, conventional tanker segment and floating, storage and off-take (or FSO) unit segment for the periods presented in these consolidated financial statements. The results below exclude six conventional tankers as they are determined to be discontinued operations (see note 15):

	Shuttle				Conventional
	Tanker		FPSO		Tanker		FSO
	Segment		Segment (2)		Segment		Segment		Total
	Three Months Ended June 30,
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$	$	$	$	$
Revenues	133,222	143,748	65,260	56,317	8,877	9,312	15,053	14,781	222,412	224,158
Voyage expenses	22,275	32,150	—	—	998	1,547	—	—	23,273	33,697
Vessel operating expenses	36,511	39,653	40,074	28,203	1,619	1,556	8,315	6,986	86,519	76,398
Time-charter hire expense	14,093	12,969	—	—	—	—	—	—	14,093	12,969
Depreciation and amortization	28,165	31,944	17,789	12,727	1,568	1,715	2,743	2,001	50,265	48,387
General and administrative (1)	4,911	5,397	4,600	2,614	97	243	809	452	10,417	8,706
Write-down of vessel	—	1,048	—	—	—	—	—	—	—	1,048
Restructuring charge	957	—	—	—	438	—	—	—	1,395	—

Income from vessel operations	26,310	20,587	2,797	12,773	4,157	4,251	3,186	5,342	36,450	42,953

	Shuttle Tanker Segment		FPSO Segment (2)		Conventional Tanker Segment		FSO Segment		Total
	Six Months Ended June 30,
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$	$	$	$	$
Revenues	263,572	288,675	122,945	114,076	17,814	18,949	30,193	29,806	434,524	451,506
Voyage expenses (recoveries)	44,569	59,305	—	—	2,137	3,569	(485)	340	46,221	63,214
Vessel operating expenses	74,478	82,879	69,575	52,946	3,190	3,099	16,600	14,334	163,843	153,258
Time-charter hire expense	28,870	26,586	—	—	—	—	—	—	28,870	26,586
Depreciation and amortization	55,770	63,315	30,541	25,453	3,139	3,364	5,325	4,259	94,775	96,391
General and administrative (1)	10,800	10,599	7,662	5,085	771	1,002	1,574	944	20,807	17,630
Write-down of vessel	—	1,048	—	—	—	—	—	—	—	1,048
Restructuring charge	1,616	—	—	—	438	—	—	—	2,054	—

Income from vessel operations	47,469	44,943	15,167	30,592	8,139	7,915	7,179	9,929	77,954	93,379

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)	Income from vessel operations for the three and six months ended June 30, 2013 excludes $17.0 million, inclusive of the Dropdown Predecessor period, from the Voyageur Sprit FPSO as it has been declared off-hire retroactive to first oil given the delay in achieving final acceptance from the charterer. Teekay Corporation indemnified the Partnership for this amount which has effectively been treated as a reduction to the purchase price of the Voyageur Spirit FPSO (see note 8c).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	June 30, 2013	December 31, 2012
	$	$
Shuttle tanker segment	1,956,583	1,758,619
FPSO segment	1,314,356	752,835
Conventional tanker segment	141,657	178,172
FSO segment	76,432	79,629
Unallocated:
Cash and cash equivalents	163,744	206,339
Other assets	57,958	77,797

Consolidated total assets	3,710,730	3,053,391

5.	Investment In and Advances to Equity Accounted Joint Venture

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht Oil & Gas S.A. (or Odebrecht), which owns the Cidade de Itajai (or Itajai) FPSO unit (see note 8d). This joint venture is accounted for using the equity method of accounting. Under the equity method of accounting, the investment is stated at initial cost and is adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investment in joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income (loss).

As at June 30, 2013, the Partnership had an investment of $33.0 million in the joint venture and advances of $29.9 million to the joint venture. The advances are non-interest bearing.

6.	Long-Term Debt

	June 30, 2013	December 31, 2012
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	632,272	812,509
Norwegian Kroner Bonds due through 2018	347,863	215,641
U.S. Dollar-denominated Term Loans due through 2018	201,458	213,993
U.S. Dollar-denominated Term Loans due through 2023	1,002,725	527,489

Total	2,184,318	1,769,632
Less current portion	288,690	248,385

Long-term portion	1,895,628	1,521,247

As at June 30, 2013, the Partnership had six long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $755.2 million, of which $122.9 million was undrawn. The total amount available under the revolving credit facilities reduces by $70.5 million (remainder of 2013), $581.8 million (2014), $17.5 million (2015), $26.0 million (2016), $20.9 million (2017) and $38.5 million (thereafter). Four of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. Two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 24 of the Partnership’s vessels, together with other related security.

In January 2013, the Partnership issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at June 30, 2013, the carrying amount of the bonds was $214.3 million. The Partnership has applied to list the bonds on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. The Partnership entered into cross currency rate swaps to swap all interest and principal payments into USD, with interest payments fixed at a rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see note 9).

The Partnership has NOK 600 million of senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at June 30, 2013, the carrying amount of the bonds was $98.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 9).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The Partnership has NOK 211.5 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. As at June 30, 2013, the carrying amount of the bonds was $34.8 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. The Partnership entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04%, and lock in the transfer of the principal amount at $34.7 million upon maturity in exchange for NOK 211.5 million. The Partnership also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Partnership’s related interest rate effectively floats at LIBOR, but reduced by 2.38% (see note 9). In January 2013, the Partnership repurchased NOK 388.5 million of the original NOK 600 million bond issue maturing in November 2013 at a premium in connection with the issuance of NOK 1,300 million in senior unsecured bonds as described above. The Partnership recorded a $1.8 million loss on bond repurchase and $6.6 million of realized losses included in foreign currency exchange loss in its consolidated statement of income for the six months ended June 30, 2013. In connection with this bond repurchase, the Partnership terminated a similar notional amount of the related cross currency swap and recorded $6.8 million of realized gains included in foreign currency exchange loss in its consolidated statement of income for the six months ended June 30, 2013 (see note 9).

As at June 30, 2013, six of the Partnership’s 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $201.5 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the six shuttle tankers to which the loans relate, together with other related security. As at June 30, 2013, the Partnership had guaranteed $60.7 million of these term loans, which represents its 50% share of the outstanding term loans of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $100.7 million and $40.1 million, respectively.

As at June 30, 2013, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, the Scott Spirit, the Samba Spirit and the Lambada Spirit and for the Rio das Ostras, the Piranema Spirit, and the Voyageur Spirit FPSO units, which in aggregate totaled $1,002.7 million. For the term loan for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $29.1 million for each vessel due in 2022 and 2023, respectively. The Peary Spirit, the Scott Spirit, the Samba Spirit, the Lambada Spirit, the Rio das Ostras, the Piranema Spirit and the Voyageur Spirit term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2023 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at June 30, 2013, the Partnership had guaranteed $583.8 million of these term loans and Teekay Corporation had guaranteed $418.9 million.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus a margin. At June 30, 2013 and December 31, 2012, the margins ranged between 0.30% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at June 30, 2013 was 2.6% (December 31, 2012 - 2.0%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9).

The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2013 are $134.8 million (remainder of 2013), $735.9 million (2014), $139.0 million (2015), $217.3 million (2016), $338.8 million (2017), and $618.5 million (thereafter).

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facility that requires it to maintain a vessel value to drawn principal balance ratio of a minimum of 105%. As at June 30, 2013, this ratio was 117%. The vessel value used in this ratio is the appraised value prepared by the Partnership based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio.

As at June 30, 2013, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

7.	Restructuring Charge

During the three and six months ended June 30, 2013, the Partnership recognized restructuring charges of $1.0 million and $1.6 million, respectively, relating to the reorganization of the Partnership’s shuttle tanker marine operations and restructuring charges of $0.4 million and $0.4 million, respectively, relating to the reorganization of the Partnership’s conventional tanker marine operations. The purpose of the restructuring is to create better alignment with its marine operations resulting in a lower cost organization going forward. Both reorganizations were completed by June 30, 2013. Under these plans, the Partnership recorded restructuring charges of $2.0 million and $0.9 million, respectively, in total since these plans began in 2012.

As of June 30, 2013, restructuring liabilities of $1.0 million were recorded in accrued liabilities on the consolidated balance sheet.

8.	Related Party Transactions and Balances

a)

During the three and six months ended June 30, 2013, three conventional tankers, two shuttle tankers and two FSO units of the Partnership were employed on long-term, time-charter-out contracts with subsidiaries of Teekay Corporation, and two conventional tankers of the Partnership were employed on long-term, time-charter-out contracts with a joint venture in which Teekay Corporation has a 50% interest. During the first and second quarters of 2013 and the second quarter of 2012, the Partnership terminated the long-term time-charter-out contracts employed by three of its conventional tankers with a subsidiary of Teekay Corporation. The Partnership received early termination fees from Teekay Corporation of $6.8 million, $4.5 million and $14.7 million in the first and second quarter of 2013 and the second quarter of 2012, respectively, which are recorded in discontinued operations. Teekay Corporation and its wholly owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

administrative services needs. In addition, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Revenues (1)	18,572	15,909	37,385	32,144
Vessel operating expenses (2)	(9,831)	(10,568)	(19,678)	(22,236)
General and administrative (3)	(6,990)	(4,999)	(13,498)	(11,254)
Interest income (4)	1,217	—	1,217	—
Interest expense (5)	(166)	(112)	(224)	(166)
Net income from related party transactions from discontinued operations (6)	6,992	27,073	19,255	41,209

(1)	Includes revenue from long-term time-charter-out contracts and short-term time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.
(2)	Includes ship management and crew training services provided by Teekay Corporation. The cost of ship management services provided by Teekay Corporation of $8.6 million and $17.7 million for the three and six months ended June 30, 2013, have been presented as vessel operating expenses (see note 1). The amounts reclassified from general and administrative to vessel operating expenses in the comparative periods to conform to the presentation adopted in the current periods were $9.3 million and $19.3 million for the three and six months ended June 30, 2012.
(3)	Includes commercial, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.
(4)	Interest income related to the interest received from Teekay Corporation on the $150 million prepayment for the Voyageur Spirit. The Partnership received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation from February 26, 2013 until the Partnership acquired the FPSO unit on May 2, 2013.
(5)	Guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation.
(6)	Related party transactions relating to six conventional tankers determined to be discontinued operations. This includes revenue from long-term time-charter-contracts with subsidiaries or affiliates of Teekay Corporation, including the early termination fees described above for the three and six months ended June 30, 2013 and June 30, 2012, and crew training fees, commercial, technical, strategic and business development management fees charged by Teekay Corporation.

b)	At June 30, 2013, due from affiliates totaled $25.7 million (December 31, 2012 $29.7 million) and due to affiliates totaled $97.2 million (December 31, 2012 $47.8 million). All other amounts due to and from affiliates are non-interest bearing and unsecured obligations, and are expected to be settled within the next fiscal year in the normal course of operations.

c)	In May 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON, for an original purchase price of $540.0 million. The purchase price was financed with the assumption of the $230.0 million debt facility secured by the unit, $270.0 million with cash, of which a partial prepayment of $150.0 million was made to Teekay Corporation in February 2013, and the non-cash issuance of 1.4 million common units to Teekay Corporation, which had a value of $40.0 million at the time Teekay Corporation offered to sell the unit to the Partnership.

Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Voyageur Spirit of $0.3 million for the three and six months ended June 30, 2013 has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, the Partnership acquired the unit from Teekay Corporation. Upon commencing production, the Partnership and its sponsor, Teekay Corporation, had a specified time period to receive final acceptance from the charterer, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. This resulted in a total of $17.0 million of the charter rate foregone during the second quarter of 2013 for both the Dropdown Predecessor period from April 13, 2013 to May 1, 2013 and the period owned by the Partnership from May 2, 2013 to June 30, 2013. Teekay Corporation has agreed to indemnify the Partnership for this amount and any further loss of the charter rate under the charter agreement with E.ON from the date of first oil on April 13, 2013 until final acceptance is achieved, up to a maximum of $54 million. The Partnership expects to resolve the issue with the compressor and request final acceptance by the end of August 2013.

Any amounts paid as indemnification from Teekay Corporation to the Partnership will be effectively treated as a reduction in the purchase price paid by the Partnership. In addition, any compensation received from the charterer during the indemnification period will reduce the amount of Teekay Corporation’s indemnification to the Partnership. The $540.0 million original purchase price of the Voyageur Spirit has effectively been reduced to $527.3 million ($297.3 million net of assumed debt of $230.0 million) to reflect the $17.0 million indemnification amount for the second quarter of 2013, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued to Teekay Corporation on the date of closing of the transaction in May 2013 compared to the date Teekay Corporation offered to sell the unit to the Partnership. The excess of the purchase price (net of assumed debt) over the book value of the net assets of $201.8 million is accounted for as an equity distribution to Teekay Corporation of $95.5 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

d)	The Itajai FPSO unit achieved first oil in February 2013, at which time the unit commenced operations under a nine-year, fixed-rate time-charter contract with Petroleo Brasileiro S.A. (or Petrobras), with six additional one-year extension options exercisable by Petrobras. On June 10, 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht, which owns the Itajai FPSO unit, for a purchase price of $53.8 million. The joint venture is a borrower under a term loan which at the time Teekay Corporation offered to sell its interest in the joint venture, had an outstanding balance of $300.0 million. Prior to finalizing the purchase, the joint venture repaid $10.5 million of its originally drawn down debt and as a result, the joint venture’s outstanding debt was $289.5 million as of the purchase date. The purchase was paid in cash. The excess of the purchase price over Teekay Corporation’s carrying value of its 50% interest in the Itajai FPSO has been accounted for as an equity distribution to Teekay Corporation of $6.6 million. The Partnership’s investment in the Itajai FPSO unit is accounted for using the equity method.

The purchase price was based on an estimate of the fully built-up cost of the Itajai FPSO, including certain outstanding contractual items. To the extent the resolution of the outstanding contractual items results in a change to the fully built-up cost, the Partnership will not be exposed to changes in the fully built-up cost.

9.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, these foreign currency forward contracts as cash flow hedges.

As at June 30, 2013, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in Foreign	Amount of Asset/(Liability)	Average	Expected Maturity
	Currency	(in thousands of U.S. Dollars)	Forward	2013	2014
	(thousands)	Non-hedge	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	650,000	(1,954)	6.00	68,842	39,442

		(1,954)		68,842	39,442

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership enters into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in Norwegian Kroner based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest or U.S. Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s Norwegian Kroner Bonds due through 2018. In addition, the cross currency swaps due from 2016 through 2018 economically hedge the interest rate exposure on the Norwegian Kroner Bonds due in 2016 through 2018. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner Bonds due through 2018. As at June 30, 2013, the Partnership was committed to the following cross currency swaps:

Principal Amount NOK	Principal Amount USD		Floating Rate Receivable		Floating Rate Payable				Fair Value / Carrying Amount of Asset (Liability)	Remaining Term (years)
			Reference Rate	Margin	Reference Rate		Margin	Fixed Rate Payable
211,500	34,721	(1)	NIBOR	4.75%	LIBOR	(2)	5.04%		120	0.4
600,000	101,351		NIBOR	5.75%				7.49%	(4,716)	3.6
500,000	89,710		NIBOR	4.00%				4.80%	(7,328)	2.6
800,000	143,536		NIBOR	4.75%				5.93%	(9,628)	4.6

									(21,552)

(1)	The Partnership partially terminated the cross currency swap in connection with its repurchase in January 2013 of NOK 388.5 million of the Partnership’s original NOK 600 million bond issue (see note 6).
(2)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5% (see next section).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at June 30, 2013, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	800,000	(158,181)	12.4	5.0
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	983,731	(44,210)	6.3	2.7
U.S. Dollar-denominated interest rate swap (2)(4)	LIBOR	98,500	(416)	0.4	1.1

		1,882,231	(202,807)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at June 30, 2013, ranged between 0.30% and 3.25%.
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.
(4)	The LIBOR rate receivable is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Partnership’s related interest rate effectively floats at LIBOR, but reduced by 2.38%.

As at June 30, 2013, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2013, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $2.9 million and an aggregate fair value liability amount of $166.9 million.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

		Current			Current
		Portion of			Portion of
	Accounts	Derivative	Derivative	Accrued	Derivative	Derivative
	Receivable	Assets	Assets	Liabilities	Liabilities	Liabilities
As at June 30, 2013
Foreign currency contracts	—	153	1	—	(1,736)	(372)
Cross currency swaps	105	393	—	—	(233)	(21,817)
Interest rate swaps	—	—	9,397	(9,252)	(87,142)	(115,810)

	105	546	9,398	(9,252)	(89,111)	(137,999)

As at December 31, 2012
Foreign currency contracts	—	2,160	—	—	(7)	—
Cross currency swaps	284	10,238	2,913	—	—	—
Interest rate swaps	—	—	—	(9,259)	(47,741)	(213,731)

	284	12,398	2,913	(9,259)	(47,748)	(213,731)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Three Months Ended June 30, 2013				Three Months Ended June 30, 2012
Balance Sheet (AOCI)	Statement of Income			Balance Sheet (AOCI)	Statement of Loss
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
—	—	—	Vessel operating expenses	(653)	—	—	Vessel operating expenses
—	—	—	General and administrative expenses		86	(254)	General and administrative expenses

—	—	—		(653)	86	(254)

Six Months Ended June 30, 2013				Six Months Ended June 30, 2012
Balance Sheet (AOCI)	Statement of Income			Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
6	—	—	Vessel operating expenses	336	—	—	Vessel operating expenses
	(52)	(59)	General and administrative expenses		266	(234)	General and administrative expenses

6	(52)	(59)		336	266	(234)

Realized and unrealized gains (losses) of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss). The effect of the gain (loss) on derivatives not designated as hedging instruments on the consolidated statements of income (loss) is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swaps	(19,055)	(14,338)	(33,678)	(29,345)
Foreign currency forward contracts	(1,646)	437	(1,293)	1,635

	(20,701)	(13,901)	(34,971)	(27,710)

Unrealized gains (losses) relating to:
Interest rate swaps	56,931	(41,842)	71,902	(17,079)
Foreign currency forward contracts	(2,329)	(4,574)	(4,107)	711

	54,602	(46,416)	67,795	(16,368)

Total realized and unrealized gains (losses) on non-designated derivative instruments	33,901	(60,317)	32,824	(44,078)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported, including the impact of the partial termination of a cross currency swap, in foreign currency exchange gain (loss) in the consolidated statements of income (loss). The effect of the gain (loss) on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Realized gain on partial termination of cross-currency swap	—	—	6,800	—
Realized gains	297	696	1,022	1,690
Unrealized (losses) gains	(9,307)	(10,776)	(34,809)	(2,897)

Total realized and unrealized (losses) gains on cross currency swaps	(9,010)	(10,080)	(26,987)	(1,207)

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

10.	Income Tax

The components of the provision for income tax are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Current	(410)	1,914	(284)	552
Deferred	(46)	32	62	(91)

Income tax (expense) recovery	(456)	1,946	(222)	461

11.	Commitments and Contingencies

a)	On November 13, 2006, the Partnership’s shuttle tanker, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Partnership. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of the Partnership, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay Corporation, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The Plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $35.1 million).

In December 2011, the Stavanger District Court ruling in the first instance found that NOL was liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA was liable to NOL for the same amount of damages to NOL. As a result of this ruling, as at December 31, 2012, the Partnership reported a liability in the total amount of NOK 76,000,000 (approximately $12.5 million) to the Plaintiffs and a corresponding receivable from Statoil ASA recorded in other long-term liabilities and other assets, respectively.

The Plaintiffs appealed the decision and the appellate court in June 2013 held that NOL, TNOL and TSN are jointly and severally responsible towards the Plaintiffs for all the losses as a result of the collision, plus interests accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. As a result of this recent judgment, as at June 30, 2013, the Partnership has recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $47.8 million), to the Plaintiffs recorded in accrued liabilities. The receivable from Statoil ASA previously recorded in other assets has been reversed in the second quarter of 2013. The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the Plaintiffs.

The Partnership and Teekay Corporation maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 290,000,000 (approximately $47.8 million) has been recorded as of June 30, 2013 in accounts receivable, which equals the total cost of the claim. In addition, Teekay Corporation has agreed to indemnify the Partnership for any losses it may incur in connection with this incident.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

b)	During 2010, an unrelated party contributed a shuttle tanker to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at June 30, 2013.

c)	In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four newbuilding shuttle tankers (or the BG Shuttle Tankers) constructed by Samsung Heavy Industries in South Korea for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). As at June 30, 2013, payments made towards these commitments totaled $301.0 million and the remaining payments required to be made under these newbuilding contracts are $145.0 million (remainder of 2013). In May 2013, the Partnership took delivery of the Samba Spirit, the first of the four BG Shuttle Tankers, which commenced its 10-year time charter contract with BG in late June 2013. In June 2013, the Partnership took delivery of the Lambada Spirit, the second of the four BG Shuttle Tankers, which will commence its 10-year time-charter contract with BG in August 2013. The remaining two newbuildings, which recently received financing commitments through ten-year senior secured debt financing, are expected to be delivered in September 2013 and November 2013, shortly after which they will commence operations under 10-year time-charter contracts. The contracts with BG also include certain extension options and vessel purchase options exercisable by the charterer.

d)	On October 1, 2011, the Partnership acquired from Teekay Corporation a newbuilding shuttle tanker, the Scott Spirit, for $116.0 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues above projections used for the sales price valuation generated during the two years following the acquisition. As a result, on October 1, 2012, the Partnership paid an additional $5.9 million to Teekay Corporation (see note 3a).

e)	In November 2012, the Partnership agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The acquisition of the HiLoad DP unit, which will operate under a ten-year time-charter contract with Petroleo Brasileiro SA in Brazil, was completed in August 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. Under the terms of an agreement between Remora and the Partnership, the Partnership has the right of first refusal to acquire any future HiLoad projects developed by Remora.

f)	In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, the Randgrid, which the Partnership currently owns through a 67% owned subsidiary and will acquire full ownership of the vessel prior to its conversion. The FSO conversion project is expected to cost approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early 2017, the newly converted FSO unit will commence operations under a three-year firm period time-charter contract to Statoil, which includes 12 additional one-year extension options.

g)	In May 2013, the Partnership finalized a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a FSO unit in Asia. The Partnership intends to convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. As at June 30, 2013, payments made towards this commitment totaled $8.2 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

12.	Supplemental Cash Flow Information

The Partnership’s consolidated statement of cash flows for the six months ended June 30, 2013 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessel began operations under the control of Teekay Corporation. See note 8c for non-cash changes related to the Dropdown Predecessor.

13.	Total Capital and Net Income (Loss) Per Common Unit

At June 30, 2013, 71.6% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s preferred units outstanding were held by the public.

In May 2013, the Partnership implemented a continuous offering program (or COP), under which the Partnership may issue new common units, representing limited partner interests, at market prices up to maximum aggregate amount of $100 million. Through June 30, 2013, the Partnership sold an aggregate of 85,508 common units under the COP, generating proceeds of approximately $2.7 million (including the General Partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.1 million of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

Net Income (Loss) Per Common Unit

Limited partners’ interest in net income (loss) per common unit – basic is determined by dividing net income (loss), after deducting the amount of net loss attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest and the distributions on the preferred units, by the weighted-average number of common units outstanding during the period. The accumulated distributions on the preferred units for the three and six months ended June 30, 2013 are $1.8 million. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The General Partner’s and common unitholders’ interests in net income (loss) are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated capital requirements and any accumulated distributions on the Series A Preferred Units. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The Partnership allocates the limited partners’ interest in net income (loss), including both distributed and undistributed net income (loss), between continuing operations and discontinued operations based on the proportion of net income (loss) from continuing and discontinued operations to total net income (loss).

During the quarters ended June 30, 2013 and 2012, cash distributions exceeded $0.4025 per common unit and, consequently, the assumed distributions of net income (loss) resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income (loss) for the purposes of the net income (loss) per common unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

Preferred Units

In April 2013, the Partnership issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units (or Series A Preferred Units) in a public offering for net proceeds of $144.9 million. The Partnership used a portion of the net proceeds from the public offering to prepay a portion of its outstanding debt on three of its revolving credit facilities and to partially finance the purchase of the Voyageur Spirit FPSO unit and the Partnership’s interest in the Itajai FPSO unit, and used the remainder for general partnership purposes.

Pursuant to the partnership agreement, distributions on the Series A Preferred units to preferred unitholders are cumulative from the date of original issue and will be payable quarterly in arrears, when, as and if declared by the board of directors of the General Partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange.

Public and Private Offerings of Common Units

The following table summarizes the issuances of common units, excluding units from the COP, during the six months ended June 30, 2013:

Date	Offering Type	Number of Common Units Issued	Offering Price	Gross Proceeds(1) (in millions of U.S. Dollars)	Net Proceeds (in millions of U.S. Dollars)	Teekay Corporation’s Ownership After the Offering (2)	Use of Proceeds
April 2013	Private	2,056,202	$29.18	61.2	61.2	28.7%	Partially finance four newbuilding shuttle tankers installments and for general partnership purposes.
May 2013	Private	1,446,654	$30.60	45.1	45.1	29.9%	$44.3 million of proceeds from the issuance of units to Teekay Corporation were used to partially finance the acquisition of Voyageur Spirit. The remainder was used for general partnership purposes.

(1)	Including General Partner’s 2% proportionate capital contribution
(2)	Including Teekay Corporation’s indirect 2% general partner interest

14.	Unit Based Compensation

For the six months ended June 30, 2013, 8,279 common units, with an aggregate value of $0.2 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2013. Of the 8,279 common units granted, 6,536 common units were issued in June 2013.

The Partnership grants restricted unit awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. Unit-based compensation expenses are recorded under general and administrative expenses in the Partnership’s consolidated statements of income (loss).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

During March 2013, the Partnership granted 63,309 restricted units with a fair value of $1.8 million, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one unit of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted units is paid to each grantee in the form of units. During the three and six months ended June 30, 2013, the Partnership recorded a unit based compensation expense of $0.2 million and $0.5 million, respectively, in the Partnership’s consolidated statement of income (loss).

15.	Write-down of Vessel and Discontinued Operations

During the three months ended June 30, 2012, the Partnership decided to sell a 1992-built shuttle tanker and thus wrote down the carrying value of the vessel to its estimated fair value. The Partnership subsequently sold the vessel in early August 2012. The Partnership’s consolidated statement of income (loss) for the three and six months ended June 30, 2012 includes a $1.0 million write-down related to this vessel.

The operations of the Hamane Spirit, Torben Spirit, Luzon Spirit, Leyte Spirit, Poul Spirit and Gotland Spirit prior to being considered discontinued operations, were reported within the conventional tanker segment. The Hamane Spirit, Torben Spirit, Luzon Spirit and Leyte Spirit, vessels were sold in the second quarter of 2012, the fourth quarter of 2012, the fourth quarter of 2012, and the first quarter of 2013, respectively. The Poul Spirit was written down to its estimated fair value in the first quarter of 2013 and further written down upon sale in the second quarter of 2013. In the second quarter of 2013, the Gotland Spirit was written down to its estimated fair value and classified as held for sale as at June 30, 2013. The estimated fair value has been determined by the Partnership using second hand sale and purchase market data. In the second quarter and first quarter of 2013 and the second quarter of 2012, the Partnership terminated the long-term time-charter-out contracts employed by the Gotland Spirit, Poul Spirit, and Hamane Spirit, respectively, with a subsidiary of Teekay Corporation. The Partnership received early termination fees from Teekay Corporation of $4.5 million, $6.8 million and $14.7 million in the second quarter and first quarter of 2013 and the second quarter of 2012, respectively.

The following table summarizes the net (loss) income from discontinued operations for the periods presented in the consolidated statements of income (loss):

	Three Months Ended June 30, 2013 $	Three Months Ended June 30, 2012 $	Six Months Ended June 30, 2013 $	Six Months Ended June 30, 2012 $
REVENUES	7,450	26,993	19,760	44,243

OPERATING EXPENSES
Voyage (recoveries) expenses	(41)	4,103	237	11,067
Vessel operating expenses	1,307	3,510	3,098	8,107
Depreciation and amortization	397	1,617	1,236	3,223
General and administrative	99	155	374	917
Write-down of vessels	6,917	—	18,164	—
Loss on sale of vessels	865	2,221	865	2,221

Total operating expenses	9,544	11,606	23,974	25,535

(Loss) Income from vessel operations	(2,094)	15,387	(4,214)	18,708

OTHER ITEMS
Interest expense	(37)	(238)	(89)	(500)
Foreign currency exchange (loss) gain	(2)	—	(4)	2
Other (expense) income - net	(1)	—	(2)	28

Total other items	(40)	(238)	(95)	(470)

Net (loss) income from discontinued operations	(2,134)	15,149	(4,309)	18,238

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 2 –	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deep-water offshore oil regions of the North Sea and Brazil. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units and conventional crude oil tankers. Our current fleet consists of 36 shuttle tankers (including four chartered-in vessels, two committed newbuildings and one vessel committed for an FSO conversion upon expiry of its current contract in 2015), five FPSO units, six FSO units (including one committed FSO conversion unit) and five conventional oil tankers, in which our interests range from 50% to 100%.

SIGNIFICANT DEVELOPMENTS

FPSO Acquisitions

In June 2013, we completed the acquisition from Teekay Corporation of its 50 percent interest in a FPSO unit, the Cidade de Itajai (or Itajai) and assumed 50% of the joint venture’s originally drawn debt of $300.0 million for a purchase price of $53.8 million. Prior to finalizing the purchase, the joint venture repaid $10.5 million of its originally drawn debt and as a result, we assumed on the purchase date 50% of the joint venture’s outstanding debt of $289.5 million. The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petroleo Brasileiro SA (or Petrobras). The remaining 50% interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht).

In May 2013, we acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK E&P Limited (or E.ON), for a purchase price of $540.0 million. The purchase price was financed with the assumption of the $230.0 million debt facility secured by the unit, $270.0 million with cash, of which a partial prepayment of $150.0 million was made to Teekay Corporation in February 2013, and the issuance of 1.4 million common units to Teekay Corporation, which had a value of $40.0 million at the time Teekay Corporation offered to sell the unit to us.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, we acquired the unit from Teekay Corporation. Upon commencing production, we and our sponsor, Teekay Corporation, had a specified period to receive final acceptance from the charterer, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. This resulted in a total of $17.0 million of the charter rate foregone during the second quarter of 2013 for both the Dropdown Predecessor period from April 13, 2013 to May 1, 2013 and the period owned by us from May 2, 2013 to June 30, 2013. Teekay Corporation has agreed to indemnify us for this amount and any further loss of the charter rate under the charter agreement with E.ON from the date of first oil on April 13, 2013 until final acceptance is achieved, up to a maximum of $54 million.

We expect to repair the defect related to the compressor, and reach full production capacity and request final acceptance by the end of August 2013. In addition, we intend to enter into commercial negotiations with the charterer to seek compensation during the period prior to final acceptance since the FPSO unit has been operating at partial production levels through most of the period since April 13, 2013.

Any amounts paid as indemnification from Teekay Corporation to us will be effectively treated as a reduction in the purchase price paid by us. In addition, any compensation received from the charterer relating to the indemnification period will reduce the amount of Teekay Corporation’s indemnification to us. As at June 30, 2013, the $540.0 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $527.3 million ($297.3 million net of assumed debt of $230.0 million) to reflect the $17.0 million indemnification amount for the second quarter of 2013, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued to Teekay Corporation on the date of closing of the transaction in May 2013 compared to the date Teekay Corporation offered to sell the unit to us.

FSO Contracts

In May 2013, we entered into an agreement with Statoil Petroleum AS (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, the Randgrid, which we currently own through a 67% owned subsidiary. The FSO conversion project is expected to be completed for a gross capital cost of approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early 2017, the newly converted FSO unit will commence operations under a three-year firm period time-charter contract to Statoil, which includes 12 additional one-year extension options.

In May 2013, we finalized the ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply an FSO unit in Asia. We will convert our 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

Shuttle Newbuildings and Deliveries

In June 2011, we entered into a new long-term contract with a subsidiary of BG Group plc (or BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers (or the BG Shuttle Tankers), constructed by Samsung Heavy Industries for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). In May 2013, we took delivery of the Samba Spirit, the first of the four shuttle tanker newbuildings, which commenced its ten-year time-charter contract with BG in late June 2013. In June 2013, we took delivery of the Lambada Spirit, the second of the four shuttle tanker newbuildings, which will commence its ten-year time-charter contract with BG in August 2013. The remaining two newbuildings, which recently received financing commitments through ten-year senior secured debt financing, are expected to be delivered between September 2013 and November 2013, shortly after which they will commence operations under ten-year, fixed-rate time-charter-out contracts. The contracts with BG also include certain extension options and vessel purchase options exercisable by the charterer.

HiLoad Opportunity

In November 2012, we agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The acquisition of the HiLoad DP unit, which will operate under a ten-year time-charter contract with Petrobras in Brazil, was completed in August 2013, and the unit is expected to commence operations at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. Under the terms of an agreement between Remora and us, we have the right of first refusal to acquire any future HiLoad projects developed by Remora.

Equity Issuances

In May 2013, we implemented a continuous offering program (or COP), under which we may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through June 30, 2013, we sold an aggregate of 85,508 common units under the COP, generating proceeds of approximately $2.7 million (including the General Partner’s 2% proportionate capital contribution and net of approximately $0.1 million of offering costs). We used the net proceeds from the issuance of these common units for general partnership purposes.

In April 2013, we issued approximately 2.06 million common units in a private placement to an institutional investor for net proceeds of $61.2 million (including our general partner’s proportionate capital contribution). We used the net proceeds from the sale of the common units to partially fund the acquisition of the BG Shuttle Tankers and for general partnership purposes.

In April 2013, we issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units in a public offering, for net proceeds of $144.9 million. We used a portion of the net proceeds from the public offering to prepay a portion of our outstanding debt under three of our revolving credit facilities and to partially finance the purchase of the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit, and used the remainder for general partnership purposes.

Norwegian Bond

In January 2013, we issued in the Norwegian bond market NOK 1,300 million in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). The aggregate principal amount of the bonds was equivalent to $233.2 million and all interest and principal payments under each of the two tranches have been swapped into U.S. dollars at fixed rates of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018. In connection with this financing, we repurchased NOK 388.5 million of the existing NOK 600 million bond issue maturing in November 2013. We used the net proceeds of approximately $167 million to reduce a portion of amounts outstanding under our revolving credit facilities and for general partnership purposes. We have applied to list the bonds on the Oslo Stock Exchange.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, prior to July 9, 2014. The purchase price for the Petrojarl Foinaven would be its fair market value plus any additional tax or other costs incurred by Teekay Corporation to transfer ownership of this FPSO unit to us.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by an FPSO unit being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in this FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur mid-2014.

In November 2011, Teekay Corporation acquired from Sevan Marine ASA (or Sevan), a Norway-based developer of FPSO units, the Hummingbird Spirit FPSO unit, which is currently operating under a short-term charter contract. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer us the Hummingbird Spirit FPSO unit within approximately one year following commencement of a charter contract with a firm period of greater than three years in duration.

Teekay Corporation owns two additional FPSO units, the Petrojarl Banff and the Petrojarl 1, which may also be offered to us in the future pursuant to the omnibus agreement.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners often base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 4 – Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the FPSO segment, the conventional tanker segment and the FSO segment, each of which are discussed below.

Shuttle Tanker Segment

As at June 30, 2013, our shuttle tanker fleet consisted of 34 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 34 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and four were chartered-in. The remainder were owned 100% by us, including the first BG Shuttle Tanker, which began its charter in June 2013 and the second BG Shuttle Tanker that delivered in June 2013 and will commence its charter contract in August 2013. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. We also have two BG Shuttle Tankers scheduled to deliver in late 2013. In addition, we have committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in 2015.

The following table presents our shuttle tanker segment’s operating results for the three and six months ended June 30, 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2013 and 2012 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,
	2013	2012	% Change
Revenues	133,222	143,748	(7.3)
Voyage expenses	22,275	32,150	(30.7)

Net revenues	110,947	111,598	(0.6)
Vessel operating expenses	36,511	39,653	(7.9)
Time-charter hire expense	14,093	12,969	8.7
Depreciation and amortization	28,165	31,944	(11.8)
General and administrative (1)	4,911	5,397	(9.0)
Write-down of vessel	—	1,048	(100.0)
Restructuring charge	957	—	100.0

Income from vessel operations	26,310	20,587	27.8

Calendar-Ship-Days
Owned Vessels	2,612	2,912	(10.3)
Chartered-in Vessels	371	332	11.7

Total	2,983	3,244	(8.0)

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,
	2013	2012	% Change
Revenues	263,572	288,675	(8.7)
Voyage expenses	44,569	59,305	(24.8)

Net revenues	219,003	229,370	(4.5)
Vessel operating expenses	74,478	82,879	(10.1)
Time-charter hire expense	28,870	26,586	8.6
Depreciation and amortization	55,770	63,315	(11.9)
General and administrative (1)	10,800	10,599	1.9
Write-down of vessel	—	1,048	(100.0)
Restructuring charge	1,616	—	100.0

Income from vessel operations	47,469	44,943	5.6

Calendar-Ship-Days
Owned Vessels	5,247	5,824	(9.9)
Chartered-in Vessels	742	680	9.1

Total	5,989	6,504	(7.9)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet for the three and six months ended June 30, 2013 decreased compared to the same period last year, primarily due to the sale of the Navion Fennia in July 2012, the sale of the Navion Savonita in December 2012, the sale of the Basker Spirit in January 2013, and the in-progress conversion of the Navion Clipper to an FSO unit, partially offset by the delivery of the first two two BG Shuttle Tankers to us during the second quarter of 2013. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012 following its redelivery to us upon maturity of its time-charter-out contract in April 2012.

The average size of our chartered-in shuttle tanker fleet increased for the three and six months ended June 30, 2013 compared to the same periods last year, primarily due to:

•	increased spot chartered-in vessels for the three and six months ended June 30, 2013 compared to the same periods last year; and

•	less off-hire days for the three and six months ended June 30, 2013 compared to the same periods last year.

Net Revenues. Net revenues decreased for the three and six months ended June 30, 2013 from the same periods last year, primarily due to:

•

decreases of $5.2 million and $12.5 million, respectively, for the three and six months ended June 30, 2013, due to the lay-up of two vessels following their redelivery to us in April 2012 and November 2012, respectively, upon maturity of their time-charter-out contracts. One of these vessels, the Navion Clipper, is currently being converted to an FSO unit;

•	decreases of $3.7 million and $7.6 million, respectively, for the three and six months ended June 30, 2013, due to the sale of the Navion Savonita in December 2012;

•

a decrease of $1.6 million for the three and six months ended June 30, 2013 related to repositioning voyage expenses for the two delivered BG Shuttle Tankers, the Samba Spirit and the Lambada Spirit, in order to transport them from the shipyard in South Korea to Brazil;

•	net decreases of $1.3 million and $1.8 million, respectively, for the three and six months ended June 30, 2013, due to less opportunities to trade excess capacity in the conventional spot market; and

•	a decrease of $1.2 million and an increase of $1.2 million, for the three and six months ended June 30, 2013, due to changes in opportunities to trade excess capacity in short-term offshore projects;

partially offset by

•

net increases of $7.0 million and $2.8 million, respectively, for the three and six months ended June 30, 2013, due to an increase in revenues in our contract of affreightment fleet and an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts, partially offset by fewer revenue days from the redelivery of three vessels to us in February 2012, March 2012 and April 2012, and as they completed their time-charter-out agreements;

•

increases of $2.3 million and $5.7 million, respectively, for the three and six months ended June 30, 2013, due to less repair off-hire days in our time-chartered-out fleet compared to the same periods last year;

•

increases of $2.2 million and $3.5 million, respectively, for the three and six months ended June 30, 2013, due to an increase in revenues in our bareboat fleet from an increase in rates as provided in certain contracts; and

•	an increase of $0.9 million for the three months ended June 30, 2013 due to an increase in reimbursable bunker costs.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2013 compared to the same periods last year, primarily due to:

•

decreases of $3.9 million and $7.4 million, respectively, for the three and six months ended June 30, 2013, relating to the lay-up of two of our shuttle tankers since May 2012 and February 2013, and the reduction in costs associated with the sale of two of our older shuttle tankers in July 2012 and December 2012. One of these vessels, the Navion Clipper, is currently being converted to an FSO unit;

•

decreases of $1.4 million and $2.3 million, respectively, for the six months ended June 30, 2013, due to decreases in ship management fees from the reduction in our contract of affreightment and time-charter fleet; and

•	decreases of $0.4 million and $1.7 million, respectively, for the three and six months ended June 30, 2013, due to a decrease in costs related to services and spares;

partially offset by

•	increases of $1.1 million and $0.8 million, for the three and six months ended June 30, 2013, due to an increase in damages;

•	an increase of $1.0 million in crew and manning costs for the six months ended June 30, 2013, primarily due to the timing of bonus payments; and

•	an increase of $0.8 million for the three and six months ended June 30, 2013, due to the delivery of two newbuilding shuttle tankers during the second quarter of 2013.

Time-Charter Hire Expense. Time-charter hire expense increased for the three and six months ended June 30, 2013 compared to the same periods last year, primarily due to:

•	increases of $1.2 million and $3.2 million for the three and six months ended June 30, 2013 due to less off-hire days in the in-chartered fleet;

partially offset by

•	a decrease of $0.8 million for the six months ended June 30, 2013, due to decreased spot in-chartering.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and six months ended June 30, 2013 from the same periods last year primarily due to the write-down of two older shuttle tankers in 2012 to their estimated fair value, the sale of the two older shuttle tankers in 2012 and one older shuttle tanker in 2013, lower vessel contract amortization and the completion of dry-dock depreciation for various shuttle tankers, partially offset by additional depreciation relating to the deliveries of the first two BG Shuttle Tankers, vessel upgrades and new dry dockings.

Write-down of vessel. Write-down of vessel was $1.0 million for the three and six months ended June 30, 2012. In the second quarter of 2012, we decided to sell one older shuttle tanker. The carrying value of this vessel was written down to its estimated fair value. We subsequently sold the vessel in early August 2012.

Restructuring Charges. Restructuring charges were $1.0 million and $1.6 million for the three and six months ended June 30, 2013, resulting from a reorganization of marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization going forward.

FPSO Segment

As at June 30, 2013, our FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit and the Voyageur Spirit FPSO units, all of which we own 100%, and a 50% interest in the Itajai FPSO unit. We acquired the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit from Teekay Corporation in May 2013 and June 2013, respectively. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for the three and six months ended June 30, 2013 and 2012 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai FPSO unit, which is accounted for under the equity method.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,
	2013	2012	% Change
Revenues	65,260	56,317	15.9
Vessel operating expenses	40,074	28,203	42.1
Depreciation and amortization	17,789	12,727	39.8
General and administrative (1)	4,600	2,614	76.0

Income from vessel operations	2,797	12,773	(78.1)

Calendar-Ship-Days
Owned Vessels	333	273	22.0

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,
	2013	2012	% Change
Revenues	122,945	114,076	7.8
Vessel operating expenses	69,575	52,946	31.4
Depreciation and amortization	30,541	25,453	20.0
General and administrative (1)	7,662	5,085	50.7

Income from vessel operations	15,167	30,592	(50.4)

Calendar-Ship-Days
Owned Vessels	603	546	10.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).

Revenues. Revenues increased for the three and six months ended June 30, 2013 compared to the same periods last year, primarily due to:

•	an increase of $7.0 million for the three and six months ended June 30, 2013, related to the service component of the contract associated with the acquisition of the Voyageur Spirit FPSO unit;

•

increases of $2.3 million and $1.6 million, respectively, for the three and six months ended June 30, 2013, due to an increased incentives and higher production on the Petrojarl Varg and partly due to a planned maintenance shutdown in the second quarter of 2012;

•	an increase of $0.6 million for the three and six months ended June 30, 2013, relating to the recovery of certain upgrade costs on the Rio das Ostras; and

•	an increase of $0.5 million for the six months ended June 30, 2013, due to increased production on the Piranema Spirit;

partially offset by

•

a decrease of $0.9 million for the three and six months ended June 30, 2013, due to a lower credit earned from the charterer of the Rio das Ostras FPSO unit for unused maintenance days in accordance with the service contract compared to the same periods last year; and

•	a decrease of $0.8 million for the three and six months ended June 30, 2013, of the Rio das Ostras due to earning a standby rate while it has been moved to a new oil field.

Teekay Corporation has indemnified us for lost revenue from the Voyageur Spirit being off-hire since the start of the Dropdown Predecessor period on April 13, 2013. The indemnification amount was $17.0 million for the three months ended June 30, 2013 and has been recorded in equity as an adjustment to the purchase price.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2013 from the same periods last year, primarily due to:

•	an increase of $7.8 million for the three and six months ended June 30, 2013, due to the acquisition of the Voyageur Spirit FPSO unit;

•

increases of $2.1 million and $3.6 million, respectively, for the three and six months ended June 30, 2013, due to higher maintenance costs relating to the Petrojarl Varg and Rio das Ostras compared to the same periods last year;

•

increases of $1.0 million and $2.4 million, respectively, for the three and six months ended June 30, 2013, due to higher crew and manning costs mainly relating to the Petrojarl Varg and the Piranema Spirit due to higher salaries and crew levels; and

•	an increase of $1.3 million for the six months ended June 30, 2013, due to the depreciation of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and six months ended June 30, 2013 from the same periods last year, primarily due to the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013.

Conventional Tanker Segment

As at June 30, 2013, we owned 100% interests in three Aframax conventional crude oil tankers (two of which operate under fixed-rate time charters with Teekay Corporation), and two vessels (that have additional equipment for lightering) which operate under fixed-rate bareboat charters with Skaugen PetroTrans (Teekay Corporation’s 50% owned joint venture).

The table below excludes one of the owned Aframax conventional crude oil tanker as it was determined to be a discontinued operation given the vessel is held for sale at June 30, 2013. The table below also excludes five additional conventional tankers as they have been determined to be discontinued operations, including one tanker sold during the second quarter of 2013, one tanker sold during the first quarter of 2013 and three tankers sold in the second half of 2012. During the six months ended June 30, 2013, we terminated two long-term time-charter-out contracts employed by two of our conventional tankers with a subsidiary of Teekay Corporation, one in the first quarter of 2013 and one in the second quarter of 2013. During the three and six months ended June 30, 2013 we received early termination fees from Teekay Corporation of $4.5 million and $11.3 million, respectively, which is included in discontinued operations.

The following table presents our conventional tanker segment’s operating results for the three and six months ended June 30, 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2013 and 2012 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,
	2013	2012	% Change
Revenues	8,877	9,312	(4.7)
Voyage expenses	998	1,547	(35.5)

Net revenues	7,879	7,765	1.5
Vessel operating expenses	1,619	1,556	4.0
Depreciation and amortization	1,568	1,715	(8.6)
General and administrative (1)	97	243	(60.1)
Restructuring charge	438	—	100.0

Income from vessel operations	4,157	4,251	(2.2)

Calendar-Ship-Days
Owned Vessels	364	364	—

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,
	2013	2012	% Change
Revenues	17,814	18,949	(6.0)
Voyage expenses	2,137	3,569	(40.1)

Net revenues	15,677	15,380	1.9
Vessel operating expenses	3,190	3,099	2.9
Depreciation and amortization	3,139	3,364	(6.7)
General and administrative (1)	771	1,002	(23.1)
Restructuring charge	438	—	100.0

Income from vessel operations	8,139	7,915	2.8

Calendar-Ship-Days
Owned Vessels	724	728	(0.5)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

FSO Segment

As at June 30, 2013, our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters. During the second quarter of 2013, we committed to converting one of our shuttle tankers, the Navion Clipper, into an FSO unit. In addition, we have committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in 2015. We have 100% ownership interests in the operating units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for the three and six months ended June 30, 2013 and 2012, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2013 and 2012 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,
	2013	2012	% Change
Revenues	15,053	14,781	1.8

Net revenues	15,053	14,781	1.8
Vessel operating expenses	8,315	6,986	19.0
Depreciation and amortization	2,743	2,001	37.1
General and administrative (1)	809	452	79.0

Income from vessel operations	3,186	5,342	(40.4)

Calendar-Ship-Days
Owned Vessels	546	455	20.0

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,
	2013	2012	% Change
Revenues	30,193	29,806	1.3
Voyage (recoveries) expenses	(485)	340	(242.6)

Net revenues	30,678	29,466	4.1
Vessel operating expenses	16,600	14,334	15.8
Depreciation and amortization	5,325	4,259	25.0
General and administrative (1)	1,574	944	66.7

Income from vessel operations	7,179	9,929	(27.7)

Calendar-Ship-Days
Owned Vessels	996	910	9.5

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).

The average number of our FSO units for the three and six months ended June 30, 2013 increased compared to the same periods last year due to the commencement of the conversion of the Navion Clipper shuttle tanker to an FSO unit in April 2013.

Net Revenues. Net revenues increased for the six months ended June 30, 2013 from the same period last year, primarily due to a recovery of expenses upon the completion of the drydocking of the Navion Saga and due to the depreciation of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2013 compared to the same periods last year, primarily due to:

•	increases of $0.3 million and $1.3 million, respectively, for the three and six months ended June 30, 2013 due to expenditures on projects completed to support our FSO tenders;

•

an increase of $0.7 million for the six months ended June 30, 2013 primarily due to expenditures on an underwater inspection of the Dampier Spirit to extend the period to the next drydocking of the vessel; and

•	an increase of $0.7 million for the three months ended June 30,2013, primarily due to an increase in wages relating to the Navion Saga compared to the same period last year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and six months ended June 30, 2013 from the same periods last year, primarily due to additional dry-dock depreciation for the dry docking of the Navion Saga completed in the third quarter of 2012.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $10.4 million and $20.8 million, respectively, for the three and six months ended June 30, 2013, from $8.7 million and $17.6 million, respectively, for the same periods last year, mainly due to the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013, an increase in business development and project activities supporting our shuttle tanker fleet and an increase in administrative costs associated with our other FPSO units.

Interest Expense. Interest expense increased to $16.0 million and $27.7 million, respectively, for the three and six months ended June 30, 2013, from $12.3 million and $24.8 million, respectively, for the same periods last year, primarily due to:

•

an increase of $4.3 million for the three and six months ended June 30, 2013, due to the drawdown of new debt facilities relating to the Voyageur Spirit and the two newbuilding shuttle tankers that delivered during the second quarter of 2013; and

•

net increases of $1.9 million and $3.8 million, respectively, for the three and six months ended June 30, 2013, primarily from the issuance of the NOK 1,300 million senior unsecured bonds in January 2013, partially offset by the repurchase of NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013;

partially offset by

•	decreases of $1.7 million and $3.4 million, respectively, for the three and six months ended June 30, 2013, due to lower debt balances compared to the same periods last year; and

•	decreases of $0.8 million and $1.6 million, respectively, for the three and six months ended June 30, 2013, due to decreased interest rates compared to the same periods last year.

Interest Income. Interest income increased to $1.5 million and $1.7 million, respectively, for the three and six months ended June 30, 2013, from $0.1 million and $0.4 million, respectively, for the same periods last year, primarily due to interest income received on the partial prepayment of $150 million in anticipation of the Voyageur Spirit FPSO unit acquisition. We received interest at a rate of LIBOR plus a margin of 4.25% on the prepaid funds to Teekay Corporation until we acquired the FPSO unit on May 2, 2013.

Realized and Unrealized Gains (Losses) on Non-designated Derivatives. Net realized and unrealized gains on non-designated derivatives were $33.9 million and $32.8 million, respectively, for the three and six months ended June 30, 2013, compared to losses of $60.3 million and $44.1 million, respectively, for the same periods last year.

During the three months ended June 30, 2013 and 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.7 billion and $1.6 billion, respectively, with average fixed rates of approximately 3.6% and 4.3%, respectively. Short-term variable benchmark interest rates during these periods were generally 1.0% or less and, as such, we incurred realized losses of $19.1 million and $14.3 million during the three months ended June 30, 2013 and 2012, respectively, under the interest rate swap agreements.

During the six months ended June 30, 2013 and 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.7 billion and $1.6 billion, respectively, with average fixed rates of approximately 3.6% and 4.3%, respectively. Short-term variable benchmark interest rates during these periods were generally 1.1% or less and, as such, we incurred realized losses of $33.7 million and $29.3 million during the six months ended June 30, 2013 and 2012, respectively, under the interest rate swap agreements. Included in realized losses for the three and six months ended June 30, 2013 is a $4.1 million loss due to the termination of an interest rate swap relating to the Voyageur Spirit, which is included in the results of the Dropdown Predecessor.

During the three months ended June 30, 2013 and 2012, we recognized unrealized gains on our interest rate swaps of $56.9 million and unrealized losses $41.8 million, respectively. The unrealized gain resulted from the transfer of $19.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements, and an additional $37.8 million of unrealized gains relating to increases in long-term LIBOR benchmark interest rates relative to the prior quarter. The unrealized loss related to decreases in long-term LIBOR benchmark interest rates relative to the prior quarter.

During the six months ended June 30, 2013 and 2012, we recognized unrealized gains on our interest rate swaps of $71.9 million and unrealized losses of $17.1 million, respectively. The unrealized gains resulted from the transfer of $33.7 million of previously recognized unrealized losses to realized losses related to actual cash settlements, and an additional $38.2 million of unrealized gains relating to increases in long-term LIBOR benchmark interest rates relative to the prior period. The unrealized loss related to decreases in long-term LIBOR benchmark interest rates relative to the prior period.

Equity Income. Equity income of $1.6 million for the three and six months ended June 30, 2013 was due to our acquisition from Teekay Corporation of its 50 percent interest in the Itajai FPSO owned through a joint venture with Odebrecht.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains (losses) were $3.6 million and ($0.1) million, respectively, for the three and six months ended June 30, 2013 compared to gains (losses) of $0.9 million and ($1.9) million, respectively, for the same periods last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During the six months ended June 30, 2013, we repurchased NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the associated cross currency swap. Excluding this, for the three and six months ended June 30, 2013, foreign currency exchange gains (losses) include realized gains of $0.3 million and $1.0 million, respectively, (2012—gains of $0.7 million and $1.7 million, respectively) and unrealized losses of $9.3 million and $34.8 million, respectively, (2012—losses of $10.8 million and $2.9 million, respectively) on the cross currency swaps and unrealized gains of $13.3 million and $38.3 million, respectively (2012—gains of $9.4 million and $0.4 million, respectively) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $0.7 million and $4.8 million, respectively (2012—gain of $1.5 million and loss of $1.0 million, respectively) on all other monetary assets and liabilities.

Loss on Bond Repurchase. Loss on bond repurchase was $1.8 million for the six months ended June 30, 2013. The loss represents a 2.5% premium paid for the repurchase of NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013.

Other Income (Expense). Other income (expense) was $0.3 million and $0.6 million, respectively, for the six months ended June 30, 2013 compared to ($0.1) million and $1.3 million, respectively, for the same periods last year, which primarily consisted of leasing income from our volatile organic compound (or VOC) equipment and the unrealized gain / (loss) on the contingent consideration liability relating to the Scott Spirit shuttle tanker acquisition (Please read Item 1 – Financial Statements: Note 3 – Financial Instruments). The leasing income is decreasing as the VOC contracts near completion.

Income Tax Recovery (Expense). Income tax expense was ($0.5) million and ($0.2) million, respectively, for the three and six months ended June 30, 2013 compared to income tax recovery of $1.9 million and $0.5 million, respectively, for the same periods last year. The increase to income tax expense for the three and six months ended June 30, 2013 was primarily due to an income tax recovery of $2.8 million relating to the reversal of an uncertain tax position accrual in the second quarter of 2012, partially offset by a Norwegian tax structure established in the fourth quarter of 2012, which resulted in our Norwegian tax group being able to utilize past losses carried forward against current income, whereas the same periods last year included current tax expense of $0.7 million and $1.8 million, respectively, for this tax group.

Net (Loss) Income from Discontinued Operations. Net (loss) income from discontinued operations was ($2.1) million and ($4.3) million, respectively, for the three and six months ended June 30, 2013 compared to $15.1 million and $18.2 million, respectively, for the same periods last year. In 2012, we sold the Hamane Spirit, Torben Spirit and Luzon Spirit. During the first quarter of 2013, we sold the Leyte Spirit, which was classified as held for sale at December 31, 2012. The results of the operations of these vessels prior to December 31, 2012 were reported within the conventional tanker segment.

During the second quarter of 2013 we sold the Poul Spirit and classified the Gotland Spirit as held for sale and discontinued operations. The results of the operations of these vessels prior to June 30, 2013 were reported within the conventional tanker segment.

We received early termination fees from Teekay Corporation of $4.5 million and $11.3 million, respectively, during the three and six months ended June 30, 2013 compared to $14.7 million for the same periods last year. In addition, we recorded write-downs and loss on sale of vessels of $7.8 million and $19.0 million, respectively, during the three and six months ended June 30, 2013 compared to $2.2 million for the same periods last year.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures, is generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding common and Series A preferred units, payment of operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 6 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have one revolving credit facility that requires us to maintain a vessel value to drawn principal balance ratio of a minimum of 105%. As at June 30, 2013, this ratio was 117%. The vessel value used in this ratio is the appraised value prepared by us based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market could negatively affect this ratio. As at June 30, 2013, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at June 30, 2013, our total cash and cash equivalents were $163.7 million, compared to $206.3 million at December 31, 2012. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $286.7 million as at June 30, 2013, compared to $419.8 million as at December 31, 2012. The decrease in liquidity was primarily the result of our acquisition from Teekay Corporation of its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, our acquisition from Teekay Corporation of its 50% interest in the Itajai FPSO unit, a reduction in the amount available for drawdown of our revolving credit facilities and the scheduled repayment or prepayment of outstanding term loans, partially offset by the proceeds from the issuance in January 2013 of NOK 1,300 million senior unsecured bonds, of which a portion was used to repurchase NOK 388.5 million of existing bonds issued, and the proceeds from the issuance of common and preferred units, including proceeds of $2.7 million from the issuance of common units under the COP through June 30, 2013, $61.2 million from the private placement in April 2013 and $144.9 million from the public offering of Series A Cumulative Redeemable Preferred Units in April 2013. In July 2013, we increased our liquidity by completing a $200 million refinancing of our revolving credit facility relating to the Varg FPSO unit.

As at June 30, 2013, we had a working capital deficit of $256.5 million, compared to a working capital deficit of $67.7 million at December 31, 2012. As at June 30, 2013, the working capital deficit included $191.4 million of term loans, $87.1 million of interest rate swap liabilities and $97.2 million due to affiliates. The current portion of long-term debt increased mainly due to the drawdown of new term facilities and scheduled repayments of our existing term facilities coming due in the current year, partially offset by prepayments on revolving credit facilities. The current portion of interest rate swaps increased mainly due to the termination of an interest rate swap subsequent to June 30, 2013. Our due to affiliates balance increase mainly due to our acquisition from Teekay Corporation of its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit. We expect to manage our working capital deficit primarily with net operating cash flow generated in 2013 and, to a lesser extent, with new and existing undrawn revolving credit facilities and term loans.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2013	2012
Net cash flow from operating activities	124,192	126,229
Net cash flow from (used for) financing activities	78,672	(119,167)
Net cash flow used for investing activities	(245,459)	(7,534)

Operating Cash Flows. Net cash flow from operating activities decreased to $124.2 million for the six months ended June 30, 2013, from $126.2 million for the same period in 2012, primarily due to an increase in vessel operating expenses of $10.6 million, a decrease in income from discontinued operations of $7.7 million, an increase in realized losses on derivatives of $7.3 million, an increase in general and administrative expenses of $3.4 million, an increase in time charter hire expense of $2.3 million, an increase in restructuring costs of $2.1 million, a loss on bond repurchase of $1.8 million and an increase in net interest expense of $1.2 million, partially offset by an increase in changes in non-cash working capital items of $30.0 million and an increase of realized foreign currency exchange gains of $4.5 million.

The $30.0 million increase in non-cash working capital items for the six months ended June 30, 2013 compared to the same period last year is primarily due the timing of payments made to vendors and the timing of settlements with related parties, partially offset by the timing of payments received by customers.

All other changes are described above in the Results of Operations.

Financing Cash Flows.

In order to partially finance new acquisitions, we periodically issue equity to the public and to institutional investors. We raised net proceeds (including our general partner’s 2% proportionate capital contribution) of $209.7 million for the six months ended June 30, 2013. We paid shipyard installments for the four newbuilding BG Shuttle Tankers during the six months ended June 30, 2013 and 2012. We repaid a portion of our outstanding debt under certain of our revolving credit facilities during the six months ended June 30, 2013 and 2012 and we purchased the Voyageur Spirit FPSO unit during the six months ended June 30, 2013.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt were $302.4 million for the six months ended June 30, 2013, and $57.4 million for the same period in 2012. Net proceeds from the issuance of long-term debt increased for the six months ended June 30, 2013, mainly due to proceeds from the issuance of NOK 1,300 million unsecured bonds of which a portion was used to repurchase NOK 388.5 million of existing bonds, repay existing revolving credit facility debt and for general partnership purposes, due to the $230 million repayment of an existing debt facility relating to the Voyageur Spirit and the drawdown of a new $330 million debt facility that was used to purchase the Voyageur Spirit FPSO unit, and the drawdown of $170 million on a new debt facility relating to the two delivered BG Shuttle Tankers, which was used to partially finance the installments relating to these vessels, partially offset by a $110 million partial prepayment relating to one of our revolving debt facilities. During the six months ended June 30, 2012, we issued long-term debt to repay existing revolving credit facilities and for general partnership purposes.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were relatively stable at $97.2 million for the six months ended June 30, 2013, and $95.0 million for the same period in 2012.

Cash distributions paid by our subsidiaries to non-controlling interests during the six months ended June 30, 2013 and 2012 totaled $0.3 and $5.7 million, respectively. Cash distributions paid by us to our common unitholders and our general partner during the six months ended June 30, 2013 and 2012 totaled $91.0 million and $76.8 million, respectively. The increase in distributions to our common unitholders was attributed to two increases in our cash distribution of $0.0125 per unit and $0.0128 per unit, respectively, or approximately 2.5%, commencing with the cash distribution paid in the second quarter of 2012 and 2013, respectively, and an increase in the number of common units resulting from the 9.7 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2012, and 3.7 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2013. The increase in the 2012 cash distribution coincided with our acquisition of the Piranema Spirit FPSO unit. The increase in the 2013 cash distribution coincided with our acquisition of the Voyageur Spirit FPSO unit. Subsequent to June 30, 2013 cash distributions on our outstanding common units and general partner interest related to the three months ended June 30, 2013 of $47.8 million were declared and paid on August 9, 2013.

Investing Cash Flows. During the six months ended June 30, 2013, net cash flow used for investing activities was $245.5 million, primarily relating to the expenditures for vessels and equipment, including installment payments of $184.4 million on the four newbuilding BG Shuttle Tankers and $31.8 million on various other vessel additions, the $52.5 million acquisition from Teekay Corporation of its 50 percent interest in the Itajai FPSO unit, partially offset by $20.4 million in proceeds from the sale of the Basker Spirit shuttle tanker, the sale of the Leyte Spirit and the Poul Spirit conventional tankers and the scheduled lease payments of $3.0 million received from the leasing of our VOC emissions equipment and direct financing lease assets.

During the six months ended June 30, 2012, net cash flow used for investing activities was $7.5 million, primarily relating to expenditures for vessels and equipment, including the second installment payments of $22.3 million on two of the four newbuilding BG Shuttle Tankers, partially offset by $9.5 million in proceeds from a vessel sale and scheduled lease payments of $9.1 million received from the leasing of our VOC emissions equipment and direct financing lease assets

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at June 30, 2013:

		Balance of	2014 and	2016 and	Beyond
	Total	2013	2015	2017	2017
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Long-term debt (1)	1,836.4	100.0	874.9	374.9	486.6
Chartered-in vessels (Operating leases)	56.2	22.4	33.8	—	—
Newbuilding installments (2)	145.0	145.0	—	—	—
Conversion of FSO units (3)	301.8	25.8	37.6	238.4	—
Purchase of HiLoad DP Unit (4)	55.0	55.0	—	—	—

Norwegian Kroner-Denominated Obligations
Long-term debt (5)	347.9	34.8	—	181.2	131.9

Total contractual obligations	2,742.3	383.0	946.3	794.5	618.5

(1)	Excludes expected interest payments of $15.5 million (remainder of 2013), $44.6 million (2014 and 2015), $28.6 million (2016 and 2017) and $20.2 million (beyond 2017). Expected interest payments are based on LIBOR, plus margins which ranged between 0.30% and 3.25% as at June 30, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.
(2)	Excludes capitalized interest and miscellaneous construction costs. Please read Item 1 – Financial Statements: Note 11 (c) – Commitments and Contingencies.
(3)	Includes amounts reimbursable upon delivery of the units relating to installation and mobilization costs, and the costs of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Please read Item 1 – Financial Statements: Note 11 (f) and (g) – Commitments and Contingencies.
(4)	Includes modification costs. The purchase is subject to finalizing a ten-year time-charter contract with Petrobras. Please read Item 1 – Financial Statements: Note 11 (e) – Commitments and Contingencies.
(5)	Excludes expected interest payments of $13.9 million (remainder of 2013), $47.1 million (2014 and 2015), $28.4 million (2016 and 2017) and $0.8 million (beyond 2017). Expected interest payments are based on NIBOR, plus margins which ranged between 4.00% and 5.75% as at June 30, 2013. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our variable rate debt.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section of our Annual Report on Form 20-F are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a description of our material accounting policies, please read Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2012. As at June 30, 2013, there were no significant changes to accounting estimates or assumptions from those discussed in the Form 20-F.

At June 30, 2013, the shuttle tanker segment had goodwill attributable to it. Based on conditions that existed at June 30, 2013, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	results of operations and revenues and expenses;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of shuttle tankers, FSOs and FPSOs units and related contracts from Teekay Corporation and our accepting the offers;

•	direct acquisitions from third parties and obtaining offshore projects, including future HiLoad DP projects, that we or Teekay Corporation bid on or may be awarded;

•	delivery dates, financing and estimated costs for newbuildings, including the HiLoad DP unit and the remaining BG Shuttle Tankers, or existing vessels;

•	the timing and cost of converting the Navion Clipper into an FSO unit and the timing of commencing its 10-year charter contract with Salamander;

•

the cost of converting the Randgrid into an FSO unit, the timing of commencing its three-year charter contract with Statoil and the cost and certainty of our acquisition of the remaining 33% ownership interest in the Randgrid shuttle tanker;

•	the expected timing of resolution of the compressor issue and final acceptance of the Voyageur Spirit FPSO unit;

•	recovery from Teekay Corporation of foregone revenue due to the off-hire of the Voyageur Spirit FPSO unit;

•	insurance coverage and indemnification for costs related to the collision between the Navion Hspania and the Njord Bravo;

•	vessel operating and crewing costs for vessels;

•	our entering into joint ventures or partnerships with companies;

•	the commencement of service of newbuildings or existing vessels;

•	the duration of dry dockings;

•	potential newbuilding order cancellations;

•	the future valuation of goodwill;

•	our liquidity needs;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	changes in applicable industry laws and regulations;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to us; the failure or delay in repairing the defect related to the compressor in the Voyageur Spirit FPSO unit; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2012. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 3 –	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at June 30, 2013 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2013	2014	2015	2016	2017	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	100.0	735.9	139.0	134.9	240.0	486.6	1,836.4	1,767.0	1.8%
Variable Rate (NOK) (3)	34.8	—	—	82.4	98.8	131.9	347.9	352.0	6.6%

Interest Rate Swaps:
Contract Amount (4)(5)	348.0	161.4	286.4	156.9	128.9	800.6	1,882.2	202.8	3.6%
Average Fixed Pay Rate (2)	3.5%	3.3%	3.7%	3.2%	1.2%	4.1%	3.6%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of June 30, 2013 ranged between 0.30% and 3.25% based on LIBOR and between 4.00% and 5.75% based on NIBOR.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Norwegian Kroner-denominated debt and interest rate swaps are based on NIBOR.
(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(5)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At June 30, 2013, we were committed to the following foreign currency forward contracts:

	Contract Amount	Average	Expected Maturity
	in Foreign Currency	Forward	2013	2014
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	650,000	6.00	68,842	39,442

			68,842	39,442

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest.

As at June 30, 2013, we were committed to the following cross currency swaps:

									Fair Value /
									Carrying
Principal	Principal		Floating Rate Receivable		Floating Rate Payable				Amount of
Amount	Amount		Reference		Reference			Fixed Rate	Asset	Remaining
NOK	USD		Rate	Margin	Rate		Margin	Payable	(Liability)	Term (years)
211,500	34,721	(1)	NIBOR	4.75%	LIBOR	(2)	5.04%		120	0.4
600,000	101,351		NIBOR	5.75%				7.49%	(4,716)	3.6
500,000	89,710		NIBOR	4.00%				4.80%	(7,328)	2.6
800,000	143,536		NIBOR	4.75%				5.93%	(9,628)	4.6

									(21,552)

(1)	The Partnership partially terminated the cross currency swap in connection with its repurchase in January 2013 of NOK 388.5 million of the original Partnership NOK 600 million bond issue (see note 6).
(2)	LIBOR was subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5%. Please read Item 1 – Financial statements: Note 9 – Derivative Instruments and Hedging Activities.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at June 30, 2013, we were not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See Item 1 – Financial Statements: Note 11(a) – Commitments and Contingencies.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and the risk factors described below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

Our Series A Preferred Units rank senior to our common units, and we are unable to make any distributions to our common unitholders unless full cumulative distributions are made on our Series A Preferred Units.

On April 30, 2013, we issued 6,000,000 of our 7.25% Series A Cumulative Redeemable Preferred Units (the Series A Preferred Units) with a liquidation preference of $25.00 per unit. The Series A Preferred Units represent perpetual equity interests in us and rank senior to our common units. Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner. No distribution may be declared or paid or set apart for payment on the common units, or any other junior securities, unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and any party securities through the most recent respective distribution payment dates.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

On April 19, 2013, the Partnership issued approximately 2.06 million common units to an institutional investor for net proceeds, including the General Partner’s 2% proportionate capital contribution, of $61.2 million. The Partnership used the proceeds from the issuance of common units to partially fund the BG Shuttle Tankers instalments and for general partnership purposes. The common units were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-174221) FILED WITH THE SEC ON MAY 13, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-188051) FILED WITH THE SEC ON APRIL 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: August 20, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)